COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

November 19, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Elisabeth Bentzinger, Senior Counsel

Re:	Cohen & Steers Low Duration Preferred and Income Fund, Inc.

File Numbers: 333-206888; 811-23097

Ladies and Gentlemen:

On behalf of Cohen & Steers Low Duration Preferred and Income Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is the Fund’s response to a comment by the Commission’s staff (the “Staff”) on the Pre-effective Amendment No. 1 to the Fund’s registration statement filed with the Staff on November 6, 2015 that was provided to Ms. Dana A. DeVivo, Esq., Associate Counsel of Cohen & Steers Capital Management, Inc., by Elisabeth Bentzinger of the Staff via telephone on November 18, 2015.

For the convenience of the Staff, the comment has been restated below. The Fund’s response follows the comment.

PROSPECTUS

Principal Investment Strategies (pp.2-3)

1.	Derivative Investments: Please elaborate on your initial response to the Commission’s comment regarding the Fund’s derivative investments, specifically confirming that derivatives will be valued at market/fair value rather than notional value for purposes of the Fund’s Rule 35d-1 80% policy.

Response: The Fund confirms that it typically values derivatives at market/fair value rather than notional value for purposes of the Fund’s Rule 35d-1 80% policy. However, the Fund respectfully submits that notional value is the appropriate way to calculate the true economic value of futures for purposes of the Fund’s 80% test. The Fund values futures contracts at notional value because the market value of futures is typically small and does not accurately reflect the Fund’s true economic exposure. The Fund believes that valuing futures at notional value is a more accurate way to value these types of investments than market value and is in accordance with Rule 35d-1. The Fund will use market value when the Fund believes that the use of market value is appropriate.

The Fund also acknowledges the possibility that the Commission or its staff could issue future guidance related to the valuation of derivatives and should any future guidance impact the way the Fund operates, the Fund will undertake to update registration statement disclosures as needed.

*        *        *         *        *

We hope the Staff finds this response adequately addresses the comment on the amendment. Should members of the Staff have any questions or comments, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary

cc:	Michael Doherty

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

November 19, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Elisabeth Bentzinger, Senior Counsel

Re:	Cohen & Steers Low Duration Preferred and Income Fund, Inc.

File Numbers: 333-206888; 811-23097

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

• the staff’s comments, the Fund’s changes to the disclosure in response to the staff’s comments, or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert either the action of the Commission or the staff in declaring the filing effective or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary